CONSENT OF INDEPENDENT PUBLIC ACCOUTANTS


As independent public accountants, we hereby consent to the use of our report dated April 14, 1999 (except with respect to the matter described in Note 21, as to which the date is December 29, 1999) and to all references to our firm included in this registration statement on Form S-2 (Amendment No. 1). Our report dated April 14, 1999 included in Fonix Corporation's Form 10-K (Amendment No. 1) for the year ended December 31, 1998 is no longer appropriate since restated financial statements have been presented giving effect to the sale of a business segment and the classification of its net assets and operating activities as discontinued operations.


  /s/  Arthur Andersen LLP

Arthur Andersen LLP

Salt Lake City, Utah
 Feburary 10, 2000